NorthStar Capital Investment Corp.
                   527 Madison Avenue, 16th Floor
                       New York, NY  10022
                       212-312-3400 (phone)
                       212-319-4557 (fax)


                                   July 28, 1999


 United States Securities and Exchange Commission
 Division of Corporate Finance
 450 Fifth Street, N.W.
 Washington, D.C.  20549


           Re:  NorthStar Capital Investment Corp. ("NorthStar")
                Registration Statement on Form S-11
                File No. 333-48319

 Dear Sir or Madam:

           Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, notice is hereby respectfully given that NorthStar is withdrawing the above referenced Registration Statement. In light of conditions in the REIT equity market, NorthStar has determined that it is not advisable to proceed with an offering of its equity securities at this time. There were no sales under this Registration Statement.

           If you need additional information to complete your documentation of this withdrawal, please do not hesitate to contact me. I can be reached at the above listed address and phone.

                                   Very truly yours,

                                   NorthStar Capital Investment Corp.


                                   By: /s/ Richard J. McCready
                                      ------------------------------------
                                   Richard J. McCready
                                   Chief Operating Officer, Vice President
                                     and Secretary